SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

84651P100

(CUSIP Number)

402 Capital, LLC

5015 Underwood Avenue

Omaha, Nebraska 68132

Attention: Ian V. Jacobs

Telephone: (402) 408-9780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,215,950
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,215,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON SCA Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,432,838
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,432,838
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,648,788
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,648,788
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON Ian V. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,295*
	8	SHARED VOTING POWER 2,692,083
	9	SOLE DISPOSITIVE POWER 43,295*
	10	SHARED DISPOSITIVE POWER 2,692,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

*	Includes 12,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days and 5,795 shares of Common Stock underlying restricted stock units that are scheduled to vest within 60 days.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the beneficial ownership of the Reporting Persons in Spark Networks, Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D as previously filed on May 23, 2014 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The Shares purchased by 402 Fund and SCA Partners were purchased with working capital. The aggregate purchase price of the 1,215,950 Shares owned directly by 402 Fund is approximately $6,027,707, excluding brokerage commissions. The aggregate purchase price of the 1,432,838 Shares owned directly by SCA Partners is approximately $7,915,140, excluding brokerage commissions.

The Shares purchased by Mr. Jacobs were purchased with personal funds. The aggregate purchase price of 25,000 Shares owned directly by Mr. Jacobs is approximately $78,250, excluding brokerage commissions. The options and restricted stock units were granted to Mr. Jacobs for a zero purchase price.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,690,893 Shares outstanding as of October 31, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10Q filed with the Securities and Exchange Commission on November 4, 2015.

A.	402 Fund

(a)	As of the close of business on January 20, 2016, 402 Fund beneficially owned 1,215,950 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,215,950

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,215,950

(c)	402 Fund has not entered into any transactions in the Shares during the past 60 days.

B.	SCA Partners

(a)	As of the close of business on January 20, 2016, SCA Partners beneficially owned 1,432,838 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,432,838

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,432,838

(c)	The transactions in the Shares by SCA Partners are set forth in Schedule A and are incorporated herein by reference.

C.	402 Capital

(a)	402 Capital, as the investment manager of each of 402 Fund and SCA Partners, may be deemed to beneficially own the (i) 1,215,950 Shares owned by 402 Fund and (ii) 1,432,838 Shares owned by SCA Partners.

Percentage: Approximately 10.3%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,648,788

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,648,788

(c)	402 Capital has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of SCA Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Jacobs

(a)	As of the close of business on January 20, 2016, Mr. Jacobs directly owned 43,295 Shares, which includes 12,500 shares of Common Stock issuable upon the exercise of options exercisable within 60 days and 5,795 shares of Common Stock underlying restricted stock units that are scheduled to vest within 60 days. Mr. Jacobs, as the managing member of 402 Capital, may be deemed to beneficially own the (i) 1,215,950 Shares owned by 402 Fund and (ii) 1,432,838 Shares owned by SCA Partners.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 43,295

2. Shared power to vote or direct vote: 2,692,083

3. Sole power to dispose or direct the disposition: 43,295

4. Shared power to dispose or direct the disposition: 2,692,083

(c)	Mr. Jacobs has not entered into any transactions during the past 60 days. The transactions in the Shares on behalf of SCA Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Each Reporting Person may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares directly owned by the other Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.2	Joint Filing Agreement by and among 402 Fund, LP, SCA Partners, LP, 402 Capital, LLC and Ian V. Jacobs, dated January 19, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016

402 Fund, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
Name:	Ian V. Jacobs
Title:	Managing Member

SCA Partners, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
Name:	Ian V. Jacobs
Title:	Managing Member

402 Capital, LLC

By:	/s/ Ian V. Jacobs
Name:	Ian V. Jacobs
Title:	Managing Member

/s/ Ian V. Jacobs
Ian V. Jacobs

SCHEDULE A

Transactions in the Shares During the Past 60 Days

SCA Partners

Transaction Date	Number of Shares	Price per Share	Type of Transaction
January 15, 2016	352,938	$3.85	Distribution of shares to a limited partner of SCA Partners over which there is no longer any beneficial ownership or pecuniary interest